

Mail Stop 4631

October 30, 2017

<u>Via E-mail</u>
Mr. Richard A. Costello
Chief Financial Officer
Green Brick Partners, Inc.
2805 Dallas Parkway, Suite 400
Plano, Texas 75093

> **RE:** **Green Brick Partners, Inc.**
> **Form 10-K for the Year Ended December 31, 2016**
> **Filed March 13, 2017**
> **Response Dated September 14, 2017**
> **File No. 1-33530**

Dear Mr. Costello:

We have reviewed your September 14, 2017 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 31, 2017 letter.

<u>Form 10-K for the Year Ended December 31, 2016</u>

<u>Financial Statements</u>

<u>1. Organization and Basis of Presentation, page 66</u>

<u>Principles of Consolidation, page 67</u>

1.   We note your response to prior comment one. You indicate that your controlled builders are not variable interest entities due to the fact that you have (a) sufficient equity investment at risk in each controlled builder, (b) characteristics of controlling interest in

each controlled builders, and (c) each controlled builder is not structured with disproportionate voting rights where substantially all of the activities are conducted on behalf of the member with disproportionately few voting rights. Given that you provide more than half of the financial support of your controlled builders through your first lien construction loans, please provide us with a more robust analysis of how you determined that your controlled builders are not variable interest entities. Please specifically address how you determined that each of your controlled builders have sufficient equity to finance their activities without additional subordinated financial support pursuant to ASC 810-10-25-45 through 25-47. Please also enhance your discussion of how you determined that you have characteristics of a controlling financial interest including but not limited to the specific responsibilities of your board of managers to approve budgets and allocate resources and your specific rights to absorb expected losses and receive expected residual returns. If you conclude that your controlled builders are variable interest entities, please provide your comprehensive analysis of how you applied the Variable Interest Model.

You may contact Ernest Greene, Staff Accountant at (202) 551-3733 or Dale Welcome, Staff Accountant at (202) 551-3865 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief
Office of Manufacturing and Construction